UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number: 001-33869

STAR BULK CARRIERS CORP.

(Translation of registrant’s name into English)

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.

40 Agiou Konstantinou Street,

15124 Maroussi,

Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Form 6-K is a Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements of Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) as of and for the six months ended June 30, 2014 and 2013.

Attached as Exhibit 99.2 to this Form 6-K are the (i) Unaudited Pro Forma Condensed Combined Financial Information of the Company and Oceanbulk Shipping LLC and Oceanbulk Carriers LLC (collectively “Oceanbulk”); (ii) Summary Historical Combined Financial and Other Operating Data of Oceanbulk; (iii) Management’s Discussion and Analysis of Financial Condition and Results of Operations of Oceanbulk; and (iv) the Combined Financial Statements of Oceanbulk.

Attached as Exhibit 99.3 to this Form 6-K are descriptions of various agreements the Company has entered into or assumed in connection with the Company’s previously disclosed merger and other transactions involving certain of the Company’s subsidiaries completed in July 2014 including: (i) the Oaktree Shareholders Agreement by and among the Company and the parties named therein dated July 11, 2014; (ii) the Pappas Shareholder Agreement by and among the Company and the parties named therein dated July 11, 2014; (iii) the Amended and Restated Registration Rights Agreement dated July 11, 2014; (iv) the Agreement and Plan of Merger dated June 16, 2014; and (v) Certain Related Party Transactions.

Attached as Exhibit 99.4 is a description of the agreements entered into in connection with the Excel Transactions (as defined herein) including: (i) the Vessel Purchase Agreement by and among the Company, Excel Maritime Carriers Ltd and Christine Shipco Holdings Corp., dated August 19, 2014; (ii) the Amendment No. 1 to Amended and Restated Registration Rights Agreement dated August 28, 2014; and (iii) the Senior Secured Credit Agreement, dated August 19, 2014, among Unity Holding LLC, as Borrower, the initial lenders named therein, as Initial Lenders, and the other lenders from time to time party thereto, as Lenders, and Wilmington Trust, National Association, as Administrative Agent.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This Form 6-K, and the documents to which the Company refers in this Form 6-K, as well as information included in oral statements or other written statements made or to be made by the Company, contain statements that, in our opinion, may constitute forward-looking statements. Statements containing words such as “expect,” “anticipate,” “believe,” “estimate,” “likely” or similar words that are used herein or in other written or oral information conveyed by or on behalf of the Company, are intended to identify forward-looking statements. Forward-looking statements are made based upon management’s current expectations and beliefs concerning future developments and their potential effects on the Company. Such forward-looking statements are not guarantees of future events. Actual results may differ, even materially, from those contemplated by the forward-looking statements due to, among others, the following factors:

•	general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values;

•	the strength of world economies;

•	the stability of Europe and the Euro;

•	fluctuations in interest rates and foreign exchange rates;

•	changes in demand in the dry bulk shipping industry, including the market for our vessels;

•	changes in the Company’s operating expenses, including bunker prices, dry docking and insurance costs;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

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•	potential disruption of shipping routes due to accidents or political events;

•	the availability of financing and refinancing;

•	the Company’s ability to meet its requirements for additional capital and financing and to complete its newbuilding program and to grow its business;

•	vessel breakdowns and instances of off-hire;

•	risks associated with vessel construction;

•	potential exposure or loss from investment in derivative instruments;

•	potential conflicts of interest involving the Company’s Chief Executive Officer, his family and other members of our senior management;

•	the Company’s ability to complete acquisition transactions as planned (including the acquisitions of vessels from Excel Maritime Carriers Ltd.); and

•	the risk factors and other factors referred to in the Company’s reports filed with or furnished to the SEC.

Consequently, all of the forward-looking statements we make in this document are qualified by the information contained or referred to herein, including, but not limited to, (i) the information contained under this heading and (ii) the information disclosed in the Company’s annual report on Form 20-F for the fiscal year ended 2013, filed with the SEC on March 21, 2014.

You should carefully consider the cautionary statements contained or referred to in this section in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf. Except as required by law, the Company undertakes no obligation to update any of these forward-looking statements, except as otherwise required by applicable law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2014	STAR BULK CARRIERS CORP.
(Registrant)

	By:	/s/ SIMOS SPYROU
		Name:	Simos Spyrou
		Title:	Co-Chief Financial Officer

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Exhibit No.	Name

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations and our unaudited interim condensed consolidated financial statements of the Company as of and for the six months ended June 30, 2014 and 2013

99.2	(i) Unaudited Pro Forma Condensed Combined Financial Information of the Company and Oceanbulk, (ii) Summary Historical Combined Financial and Other Operating Data of Oceanbulk; (iii) Management’s Discussion and Analysis of Financial Condition and Results of Operations of Oceanbulk, and (iv) the Combined Financial Statements of Oceanbulk

99.3	Descriptions of various agreements the Company has entered into or assumed in connection with the merger and other transactions completed in July 2014 including: (i) the Oaktree Shareholders Agreement by and among the Company and the parties named therein dated July 11, 2014; (ii) the Pappas Shareholder Agreement by and among the Company and the parties named therein dated July 11, 2014; (iii) the Amended and Restated Registration Rights Agreement dated July 11, 2014; (iv) the Agreement and Plan of Merger dated June 16, 2014; and (v) Certain Related Party Transactions

99.4	Descriptions of the agreements the Company has entered into in connection with the Excel Transactions (as defined herein) including: (i) the Vessel Purchase Agreement by and among the Company, Excel Maritime Carriers Ltd and Christine Shipco Holdings Corp., dated August 19, 2014; (ii) the Amendment No. 1 to Amended and Restated Registration Rights Agreement dated August 28, 2014; and (iii) the Senior Secured Credit Agreement, dated August 19, 2014, among Unity Holding LLC, as Borrower, the initial lenders named therein, as Initial Lenders, and the other lenders from time to time party thereto, as Lenders, and Wilmington Trust, National Association, as Administrative Agent.

101	The Unaudited Interim Condensed Consolidated Financial Statements of the Company as of June 30, 2014, from this Form 6-K, formatted in XBRL (eXtensible Business Reporting Language)

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